

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 29, 2009

Mr. James L. Brill
Chief Financial Officer
On Assignment, Inc.
26651 West Agoura Road
Calabasas, CA 91302

> **RE:** **On Assignment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2009 and June 30, 2009**
> **File No. 000-20540**

Dear Mr. Brill:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Larry Spirgel
     Assistant Director